UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended November 12, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER RESULTS
Highlights
•	Declared a cash dividend of $0.31 per share for the quarter ended September 30, 2010.
•
Reported third quarter adjusted net income of $5.8 million, or $0.13 per share (excluding losses of $6.1 million, or $0.14 per share, relating to the change in fair value of interest rate swaps and the sale of a vessel).

•	Over two-thirds of third quarter revenue days earned average fixed time-charter rate of $26,000 per day; significantly above average spot TCE of $16,500 per day for remaining spot revenue days.
•
Agreed to acquire the Suezmax tanker Iskmati Spirit and the Aframax tanker Esther Spirit and associated financing for a total cost of $107.5 million; transaction expected to be completed by mid-November.

•	In late-October, commenced a new two-year fixed-rate time-charter contract for an existing Aframax tanker.
Hamilton, Bermuda, November 4, 2010 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its third quarter results for 2010. During the quarter, the Company generated $15.4 million in Cash Available for Distribution(1). Today, Teekay Tankers declared a dividend of $0.31 per share(2) for the third quarter of 2010, which will be paid on November 30, 2010 to all shareholders of record on November 16, 2010. The dividend of $0.31 per share was calculated using the weighted-average number of shares outstanding during the three months ended September 30, 2010, a methodology that is consistent with the Company’s dividend policy. The dividend payable on the 8.6 million shares of Class A common stock the Company issued in its public offering in October 2010, amounting to approximately $2.7 million, will be funded from the Company’s working capital.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 12 consecutive quarters, which now totals $5.925 per share on a cumulative basis (including the $0.31 per share dividend to be paid on November 30, 2010).
Summary of Recent Transactions
As previously announced, in mid-October Teekay Tankers received an offer from Teekay Corporation (Teekay) to acquire the 2004-built Aframax tanker Esther Spirit and its associated time-charter contract, and the 2003-built Suezmax tanker Iskmati Spirit. The Company today announced that it has agreed to acquire these vessels and associated financing for a total purchase price of approximately $107.5 million. Teekay Tankers expects to finance the acquisition by borrowing under its undrawn revolving credit facility. The Esther Spirit is currently operating under a fixed-rate time-charter (with a profit-share component) through July 2012 and the Iskmati Spirit is trading in the spot market as part of Teekay’s Gemini Suezmax tanker pool.
After giving effect to the completion of the acquisition, which includes approximately $100 million of undrawn credit lines secured by the two vessels, Teekay Tankers expects to have total liquidity of approximately $213 million. The Company expects to close the acquisition by mid-November.

(1)
Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(2)	Please refer to Appendix A to this release for the calculation of the cash dividend amount.
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In addition, the Company recently signed a new fixed-rate time-charter for a period of 24 months for one of its spot-traded Aframax tankers at a time-charter rate of approximately $20,000 per day, which commenced in late-October 2010.
Also, as previously announced, in July 2010 the Company loaned for three years a total of $115 million to another shipping company, with the loans secured by first-priority ship mortgages on two Very Large Crude Carrier (VLCC) newbuildings. The term loans earn an annual interest rate of 9.0 percent and include a repayment premium feature which provides Teekay Tankers with a total yield of approximately 10 percent per annum. The term loans were financed by borrowing under the Company’s undrawn revolving credit facility, which after entering into specific interest rate swap agreements, bears all-in interest costs of approximately 1.6 percent.
“The successful tactical management of our fleet, which provides strong fixed-rate coverage, and our accretive investment in two VLCC loans allowed us to pay a healthy dividend for the third quarter, despite a weak spot tanker market,” commented Bjorn Moller, Teekay Tankers’ Chief Executive Officer. “In addition, we are pleased to have the opportunity to grow our fleet with the acquisition of the Iskmati Spirit and the Esther Spirit, a transaction that will maintain our fleet mix and improve our financial strength and flexibility. Combined with the recently completed equity offering and the new time-charter for one of our existing Aframaxes, this acquisition will reduce our leverage and maintain our balanced chartering strategy with almost 70 percent fixed-rate coverage through the remainder of the year and approximately 50 percent fixed-rate coverage in 2011.” Mr. Moller continued, “In addition, when we add the $100 million of undrawn revolver capacity that will accompany the acquisition to our current liquidity, we have sufficient capacity to continue growing our fleet in an accretive manner.”
Estimated Fourth Quarter 2010 Dividend
The table below presents the estimated cash dividend per share for the quarter ending December 31, 2010 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions, including among others that the acquisition of the Esther Spirit and the Iskmati Spirit is completed on November 15, 2010. Actual dividends may differ materially from those included in the following table:

Q4 2010 Dividend
Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.20	0.23	0.25	0.28	0.30	0.34	0.38
$15,000	0.22	0.25	0.27	0.30	0.32	0.36	0.40
$20,000	0.24	0.27	0.29	0.32	0.34	0.38	0.42
$25,000	0.26	0.29	0.31	0.34	0.36	0.40	0.44
$30,000	0.28	0.31	0.33	0.36	0.38	0.42	0.46
$35,000	0.30	0.33	0.35	0.38	0.40	0.44	0.48

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $1.2 million reserve for estimated drydocking costs and other vessel capital expenditures.

Tanker Market
Average freight rates for crude oil tankers declined during the third quarter of 2010 due to an increase in the fleet supply coupled with a reduction in long-haul crude oil movements and seasonal factors. Available tanker supply rose due to a combination of existing vessels returning to the active fleet from temporary floating storage contracts and an influx of tanker newbuilding deliveries. Crude oil imports into China remained strong, although the imports were increasingly sourced from Middle East locations as opposed to Atlantic Basin producers which led to a slower growth in tonne-mile demand. A seasonal reduction in North Sea oil production due to field maintenance, the start of autumn refinery maintenance programs and high global oil inventories also pressured tanker rates. Spot tanker rates have remained weak during October due primarily to an over-supply of vessels.
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The world tanker fleet grew by net 15 million deadweight (mdwt), or approximately 3.5 percent, in the first nine months of 2010. During this period, 32.7 mdwt of new tankers delivered while tanker removals totaled 17.7 mdwt, an increase of approximately 30 percent from the same period of last year primarily due to the regulatory phase-out of single-hull tankers. The phase-out of the world’s remaining single-hull tankers should continue to marginally dampen tanker fleet growth in the near- to medium-term. Fleet growth was compounded by the return of approximately 9 mdwt of tankers from floating storage employment since the start of the year, the equivalent of approximately 2 percent of the world fleet.
In October 2010, the International Energy Agency (IEA) raised its forecast for 2010 global oil demand growth to 86.9 million barrels per day (mb/d), an increase of 2.1 mb/d, or 2.5 percent from 2009 levels. With this new forecast, 2010 oil demand is expected to surpass the previous record of 86.5 mb/d set in 2007. In 2011, according to the IEA, global oil demand is expected to grow by a further 1.2 mb/d, or 1.4 percent, to 88.2 mb/d with all of the growth originating from non-OECD regions.
Financial Summary
The Company reported adjusted net income(1) of $5.8 million, or $0.13 per share, for the quarter ended September 30, 2010, compared to adjusted net income of $7.6 million, or $0.18 per share, for the quarter ended June 30, 2010. The reduction in the adjusted net income per share is primarily the result of lower average spot tanker rates realized by our vessels trading in the spot market, partially offset by $2.4 million of interest income earned in the quarter ended September 30, 2010 from our investment in term loans, as discussed above. Adjusted net income for the three months ended September 30, 2010 excludes an unrealized loss relating to changes in the fair value of interest rate swaps of $4.2 million, or $0.10 per share and a loss on sale of vessel of $1.9 million, or $0.04 per share. Adjusted net income for the three months ended June 30, 2010 excludes an unrealized loss of $5.4 million, or $0.13 per share, relating to changes in the fair value of an interest rate swap and $0.1 million related to net income attributable to the Dropdown Predecessor. These adjustments are detailed in note (4) to the Consolidated Statements of Income included in this release. Including these items, the Company reported net loss, on a GAAP basis, of $0.3 million, or $0.01 per share, for the quarter ended September 30, 2010, compared to net income, on a GAAP basis, of $2.1 million, or $0.05 per share, for the quarter ended June 30, 2010. Net revenues(2) for the third quarter of 2010 were $29.9 million compared to $31.1 million in the prior quarter.

(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Note (4) to the Consolidated Statements of Income included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com

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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net revenue per revenue day, or time-charter equivalent (TCE) rates, before pool management fees, commissions and offhire bunker expenses:

	Three Months Ended
	September 30, 2010	June 30, 2010
Time-Charter Fleet
Aframax revenue days	552	485
Aframax TCE per revenue day (2)	$25,466	$27,217
Suezmax revenue days	276	259
Suezmax TCE per revenue day(1)	$27,255	$27,193

Spot Fleet
Aframax revenue days	214	218
Aframax TCE per revenue day	$14,806	$18,929
Suezmax revenue days	184	164
Suezmax TCE per revenue day(2)	$18,445	$30,942

Total Fleet
Aframax revenue days	766	703
Aframax TCE per revenue day	$22,489	$24,647
Suezmax revenue days	460	423
Suezmax TCE per revenue day(1)	$23,731	$28,648

(1)
Excludes certain profit share amounts relating to the Ganges Spirit and the Yamuna Spirit, which are each employed on time-charter contracts at a base rate of $30,500 per day with a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate and 50 percent of the earnings above $33,500 per day. The profit share amount is determined on an annual basis in the second quarter of each year for the period from June 1 to May 31. The Company recognized $nil and $0.5 million in the third and second quarters, respectively, relating to the profit share amount for these two vessels. In addition to the profit-share amounts relating to Ganges Spirit and the Yamuna Spirit, the Narmada Spirit time-charter contract also contains a profit-share component that resulted in a profit-share amount to the Company of $0.1 million and $0.6 million recognized in the third and second quarters, respectively, of 2010. The TCE rate per day for the Suezmax time-charter fleet and for the total Suezmax fleet for the three months ended September 30, 2010, was $27,712 and $24,005, respectively, including the profit share amount recognized in the third quarter of 2010. The TCE rate per day for the Suezmax time-charter fleet and for the total Suezmax fleet for the three months ended June 30, 2010, was $31,142 and $31,064, respectively, including the profit share amount recognized in the second quarter of 2010.

(2)	The TCE rates exclude the results of the Yamuna Spirit, Kaveri Spirit and Helga Spirit prior to the acquisition of these vessels by the Company during the second quarter of 2010.
Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 1, 2010, including the Esther Spirit and Iskmati Spirit and the new time-charter of an Aframax tanker:

	Aframax	Suezmax	VLCC	Number of
	Fleet	Fleet	Fleet	Owned Vessels
Time-Charter Vessels	7	3	—	10
Spot Vessels	2	3	—	5
Newbuilding	—	—	1	1

Total	9	6	1	16

The fleet list above includes a VLCC newbuilding that Teekay Tankers has under construction through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver from Shanghai Waigaoqiao shipyard in April 2013 at which time it will commence a time-charter to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
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The Company currently has fixed-rate coverage of approximately 69 percent and 49 percent for the fourth quarter of 2010 and 2011, respectively, including the income earned by the Company from the loans it made in July 2010 secured by first-priority ship mortgages on two VLCC newbuildings which are equivalent in amount to two vessels trading on fixed-rate bareboat charters.
Liquidity
As of September 30, 2010, the Company had total liquidity of $132.9 million (which consisted of $11.2 million of cash and $121.7 million in an undrawn revolving credit facility), compared to $225.4 million as at June 30, 2010. Giving effect to the pending acquisition of the Esther Spirit and the Iskmati Spirit in November 2010, the Company’s total liquidity is expected to be approximately $213 million.
Conference Call
The Company plans to host a conference call on November 5, 2010 at 12:00 p.m. (ET) to discuss its results for the third quarter of 2010. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 7542038.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, November 12, 2010. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7542038.
About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Including the acquisition of the Esther Spirit and Iskmati Spirit, Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME AND LOSS(1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Time charter revenues	21,484	20,885	19,198	65,061	63,050
Net pool revenues from affiliates	6,448	11,032	7,505	29,390	45,327
Interest income from investment in term loans	2,413	—	—	2,413	—

REVENUES	30,345	31,917	26,703	96,864	108,377

OPERATING EXPENSES
Voyage expenses	398	784	1,329	1,950	2,415
Vessel operating expenses	9,392	9,239	9,392	29,240	29,701
Depreciation and amortization	9,722	9,781	9,525	29,591	28,975
General and administrative	1,782	1,746	2,897	5,805	7,603
Loss (gain) on sale of vessels	1,901	(37)	—	1,864	—

	23,195	21,513	23,143	68,450	68,694

Income from operations	7,150	10,404	3,560	28,414	39,683

OTHER ITEMS
Interest expense	(1,653)	(1,607)	(1,834)	(4,919)	(8,499)
Interest income	15	24	12	51	60
Realized and unrealized (loss) gain on derivative instruments (2)	(5,577)	(6,705)	(4,564)	(14,940)	2,279
Other (expense) income — net	(204)	5	(30)	(596)	(461)

	(7,419)	(8,283)	(6,416)	(20,404)	(6,621)

Net (loss) income	(269)	2,121	(2,856)	8,010	33,062

(Loss) earnings per share (3)
- Basic and diluted	(0.01)	0.05	(0.05)	0.18	1.05
Weighted-average number of Class A common shares outstanding
- Basic and diluted	30,891,744	29,765,088	19,500,000	26,760,672	15,012,821
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	43,391,744	42,265,088	32,000,000	39,260,672	27,512,821

(1)
Results for three Suezmax tankers the Ashkini Spirit, the Yamuna Spirit and the Kaveri Spirit and for one Aframax tanker, the Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in note (4) below.

(2)
Includes realized losses of $1.4 million, $1.3 million and $1.3 million for the three months ended September 30, 2010, June 30, 2010 and September 30, 2009, respectively, and $4.0 million and $3.4 million for the nine months ended September 30, 2010 and 2009, respectively.

(3)
(Loss) earnings per share is determined by dividing (a) net (loss) income of the Company after deducting the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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(4)
The following table provides a reconciliation of adjusted net income, a non-GAAP measure, to reported GAAP-based net (loss) income for the respective periods, adjusting for specific items affecting net (loss) income which are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Net (loss) income — GAAP basis	$(269)	$2,121	$(2,856)	8,010	$33,062
Less:
Net loss (income) attributable to the Dropdown Predecessor	—	119	1,339	(959)	(4,208)

Unrealized gain on interest rate swaps	—	—	—	—	(5,656)
Add:
Realized loss (gain) on the sale of vessels, net	1,901	(37)	—	1,864	—
Unrealized loss on interest rate swaps	4,188	5,375	3,299	10,896	—

Adjusted net income	$5,820	$7,578	$1,782	$19,811	$23,198
Adjusted earnings per share	$0.13	$0.18	$0.05	$0.50	$0.84

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2010	2010	2009 (1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	11,244	8,653	10,432
Pool receivable from related parties	4,224	6,376	11,828
Other current assets	5,279	3,896	3,139
Due from affiliates	5,897	11,054	81,003
Vessels and equipment	654,853	679,803	709,141
Investment in term loans	115,775	—	—
Other non-current assets	1,681	1,867	2,403
Goodwill	10,908	10,908	10,908

Total assets	809,861	722,557	828,854

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	12,270	12,012	12,983
Current portion of long-term debt	3,600	3,600	5,400
Current portion of derivative instruments	4,503	3,723	3,865
Other current liabilities	3,073	3,371	4,673
Due to affiliates	5,518	1,459	—
Long-term debt	415,928	321,828	475,331
Other long-term liabilities	20,471	17,132	10,420
Stockholders’ equity	344,498	359,432	316,182

Total liabilities and stockholders’ equity	809,861	722,557	828,854

(1)
In accordance with GAAP, the balance sheet as at December 31, 2009 include the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, which were acquired by the Company on April 14, 2010, and for the Helga Spirit, which was acquired by the Company on May 11, 2010, respectively, to reflect ownership of the vessels from the time they were acquired by Teekay Corporation on August 1, 2007 (Yamuna Spirit and Kaveri Spirit) and January 6, 2005 (Helga Spirit).

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2010 (1)	2009 (1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	48,460	68,100

FINANCING ACTIVITIES
Proceeds of long-term debt	137,000	68,551
Repayments of long-term debt	(2,700)	(4,050)
Prepayments of long-term debt	(20,000)	(46,376)
Proceeds from long-term debt of Dropdown Predecessor	8,357	20,068
Prepayments of long-term debt of Dropdown Predecessor	(43,828)	(85,658)
Prepayments of push-down debt of Dropdown Predecessor	(140,032)	(57,000)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC and Kaveri Spirit LLC from Teekay Corporation	(136,685)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor	92,577	55,816
Proceeds from issuance of Class A common stock	107,549	68,600
Share issuance costs	(4,629)	(3,064)
Net advances from affiliates	78,718	(47,728)
Cash dividends paid	(39,128)	(45,500)

Net financing cash flow	37,199	(76,341)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	35,396	—
Expenditures for vessels and equipment	(4,668)	(5,061)
Investment in term loans	(115,575)	—

Net investing cash flow	(84,847)	(5,061)

Increase (decrease) in cash and cash equivalents	812	(13,302)
Cash and cash equivalents, beginning of the period	10,432	26,698

Cash and cash equivalents, end of the period	11,244	13,396

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company.

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TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
September 30, 2010
(unaudited)

Net loss	(269)
Add:
Depreciation and amortization	9,722
Unrealized loss from interest rate swaps	4,188
Amortization of debt issuance costs and other	118
Loss on sale of vessels and equipment	1,901

Less:
Non-cash accrual of repayment premium on term loans	(240)

Cash Available for Distribution before Reserves	15,420
Less:
Reserve for scheduled drydockings and other capital expenditures	(1,200)
Reserve for debt principal repayment	(900)

Cash Available for Distribution after Reserves	13,320

Weighted-average number of common shares outstanding for the quarter ended September 30, 2010	43,391,744

Cash dividend per share (rounded)	$0.31

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; estimated dividends per share for the quarter ending December 31, 2010 based on various spot tanker rates; the impact on Company dividends resulting from the vessel transactions scheduled to be made by the Company in November 2010; the Company’s mix of spot market and time-charter trading in the fourth quarter of 2010 and fiscal 2011; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; and the impact of vessel drydock activities on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; any delay in the scheduled closing of the Company’s acquisition of two tankers from Teekay; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; the potential termination of interest rate swap agreements; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: November 12, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)